50 3/8/05

05036577

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66049

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Taconic Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway # 700
(No. and Street)

New York (City) | New York (State) | 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Davis 212-863-4007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stone, Russo and Lazzaro, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

333 Westchester Avenue (Address) | White Plains (City) | New York (State) | 10604 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taconic Capital Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TACONIC CAPITAL GROUP, INC.
(A Corporation)

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED
DECEMBER 31, 2004

TACONIC CAPITAL GROUP, INC.
(A Corporation)

INDEX

* * *

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders
Taconic Capital Group, Inc.

We have audited the accompanying statement of financial condition of Taconic Capital Group, Inc. (A Corporation) as of December 31, 2004, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taconic Capital Group, Inc. as of December 31, 2004, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stone, Russo + Lazzaro, CPAs, LLP
Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
February 4, 2005

TACONIC CAPITAL GROUP, INC.
(A Corporation)

BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	13,032
Accounts receivable		20,642
Total	$	33,674

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	20,440
Commitments		
Stockholders' equity:		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		10,662
Retained earnings		2,472
Total stockholders' equity		13,234
Total	$	33,674

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commission income	$ 305,460
Fee income	324,532
Investment income	28
Total	630,020
Expenses:	
Salaries and benefits	86,862
Regulatory fees	4,251
Professional fees	5,000
Commission expense	506,290
Other operating expenses	6,990
Total	609,393
Net loss before taxes	20,627
Less: Taxes - Local	15,354
Net income	5,273

RETAINED EARNINGS

Balance, beginning of year	(2,801)
Balance, end of year	$ 2,472

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Operating activities:		
Net income	$	5,273
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(20,642)
Accounts payable and accrued expenses		20,440
Net cash provided by operating activities	$	5,071
Cash and cash equivalents, beginning of year		7,961
Cash and cash equivalents, end of year	$	13,032

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 — Business and summary of significant accounting policies:

Business:

Taconic Capital Group, Inc., a Corporation, (the "Company") was incorporated in May 2003 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in January 2004. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less when acquired.

Fee income:

Fee income consists of consulting services income. Fee income and expenses are recorded on the accrual basis of accounting.

Commission income:

Commissions paid by institutions on trades, in listed and non-listed equities. Commission income and expenses are recorded on the accrual basis of accounting.

Income taxes:

The accompanying financial statements do not contain a provision for Federal or State income taxes since the Company is treated for tax purposes as an S-Corporation, where by any income or loss is included in the Federal and State income tax returns of the stockholders. New York City has a provision charging an alternative tax to S-Corporations on its stockholders compensation, therefore there is a provision in the financial statements for local tax.

Note 2 — Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company has net capital of $13,234, which was $8,234 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.5 to 1.

Included as an allowable asset as of December 31, 2004 is a receivable that is 30 days due, in the amount of $13,440. But, as of January 1, 2005, it is a non-allowable asset because it becomes over 30 days due, which results in a negative net capital of ($206). Which is not in compliance with SEC rule 17a-3(a)(11).

* * *

TACONIC CAPITAL GROUP, INC.
(A Corporation)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION YEAR ENDED DECEMBER 31, 2004

Net capital		
Total members' equity	$	13,234
Deduct nonallowable assets (see note 2)		-
Net capital	$	13,234
Aggregate indebtedness – total liabilities	$	20,440
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital at 1,000%	$	11,190
Ratio of aggregate indebtedness to net capital		1.5 to 1

See Report of Independent Public Accountants.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
YEAR ENDED DECEMBER 31, 2004

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2004		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 15,148
Increase in net capital resulting from changes in:		
Audit adjustments, net:		
Balance sheet reclassifications	$ 13,440	
Statement of income changes	(15,354)	(1,914)
Net capital per above		$ 13,234
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 5,086
Increase in aggregate indebtedness resulting from audit adjustments to increase accounts payable and accrued expenses		15,354
Aggregate indebtedness per above		$ 20,440

See Report of Independent Public Accountants.

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Shareholders
Taconic Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Taconic Capital Group, Inc., (A Corporation) as of December 31, 2004 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stone, Russo & Lazzaro, CPAs, LLP

Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
February 4, 2005